SONIC   MEDIA   CORP.
1420 5th Avenue
Suite 2200
Seattle, WA   98101
t: 206.310.1344    f: 206.374.8176
ken@sonicmedia.biz
www.sonicmedia.biz


VIA EDGAR & REGULAR MAIL


September 10, 2002

Attention:	Mr. S. Richard Lee

Branch of Filer Support
U.S. Securities and Exchange Commission
Operations Center, Stop 0-7
6432 General Green Way
Alexandria, VA    22312

Re:	Sonic Media Corp.
	Commission File No. 333-92460
	Application for Withdrawal of Registration Statement S-2\A filed August 23, 2002

Dear Sir:

Pursuant to Regulation 230.477 under the Securities Act of 1933, please accept this letter as our Application for Withdrawal of the entire Registration Statement S-2\A, filed August 23, 2002.

Our basis for this application is that the filing of the Registration Statement S-2\A was made in error. We did not intend to file a Registration Statement S-2\A. Rather, our intent was to file a Registration Statement SB-2\A. The error was made when choosing the appropriate form on the EDGAR software. We were made aware of our error and subsequently filed our Registration Statement SB-2\A on September 4, 2002.

No securities were sold in connection with the filed Registration
Statement S-2\A.

Thank you.

Sincerely,

Sonic Media Corp.




/s/ Kenneth H. Finkelstein
-------------------------
    Kenneth H. Finkelstein

    President, Treasurer,
    Chief Financial Officer
    and a member of the Board of Directors